LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual General Meeting of shareholders of the Company held on Tuesday, June 28, 2005. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual Meeting and Information Circular dated May 25, 2005.

The matters voted upon at the Meeting and the results of the voting were as follows:

Outcome Of Vote
1. Elect as Director, Douglas Carlson	Passed
2. Elect as Director, Iain Harris	Passed
3. Appointment of BDO Dunwoody LLP as auditors of the Company	Passed
4. Authorize the Directors to fix the Auditors’ remuneration	Passed
5. Approve the right of the Directors to grant replacement stock options for existing stock options that will be expiring from time to time	Passed

Dated this 28th day of June 2005

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs